PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES

JULY 2012 MONTHLY DISTRIBUTION

TORONTO, June 14, 2012 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.09 per trust unit payable on July 13, 2012 to holders of Trust units of record at the close of business on June 29, 2012. Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

Brookfield Canada Office Properties also confirmed that for the previously announced distribution payable on June 15, 2012, unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date for that distribution – May 31, 2012.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com